QINGYU CHE

Work Experience

Chief Logistics Officer and Accounting Officer

BioSmart Researach - Yelm, WA
May 2019 to Present

• Organize a central filing system for accessing digital & hard copies of domestic Vendor / Supplier information.
• Organize a central filing system for accessing digital & hard copies of domestic purchase orders.
• Monitor domestic parts orders and customer delivery dates
• Prepare inland shipping documents and arrange pick-ups and deliveries with domestic shippers
• Monitor ocean shipments and delivery dates into the U.S.
• Notify customers, and assist with customs clearance, payment of duties, and tariffs
• Arrange inland shipping & delivery to customers.
• Arrange installation and bill labor costs to customers for delivery and set-up of large pieces of equipment.
• Managed the company finances with Quickbooks.

Housewife/Mother

June 2012 to April 2019

Moving to the U.S.
Full-time mother

Import and Export Customer Service Manager

SHANGHAI ATRANS INTERNATIONAL LOGISTICS CO LTD - SHANGHAI,CHINA
October 2010 to May 2012

Oversee import and export document
Manages the quote process to ensure timely processing, accuracy; negotiates with carriers and airline to secure best cost or price.
Working closely with customer ,international and domestic agent to assure consistent quality service and customer satisfaction

IMPORT AND EXPORT SPECIALIST AND CUSTOMER SERVICE

SOLAR DRAGON GLOBAL LOGISTICS LTD - SHANGHAI,CHINA
July 2007 to September 2010

Completes Import and Export arrangements for customers, including booking ,insurance ,custom and transportation company
Tracking shipments and sending regular status reports to client
Preparing and sending advance notifications of shipments or other documents to agent, shipper
Working with international , domestic agent and carrier
Working closely with customer.

Other routing task according to supervisor

Education

Associate in INTERNATIONAL ECONOMICS AND TRADE
SHANGHAI INTERNATIONAL STUDIES UNIVERSITY - SHANGHAI,CHINA
March 2008 to January 2011

Skills

- Customer Experience
- Customer Service